UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated November 1, 2021 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Maloy Kumar Gupta
Name: Maloy Kumar Gupta
Title: Company Secretary

Dated: November 1, 2021

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	November 1, 2021

Intimation of outcome of Board Meeting under Regulations 30, 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

In accordance with Regulation 30 read with Schedule III and Regulation 52(2) and 52(4) of the SEBI Listing Regulations, we hereby inform you that the Board of Directors of Tata Motors Limited (‘the Company’) at its Meeting held today, has approved and taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the quarter ended September 30, 2021, pursuant to Regulation 33 of the SEBI Listing Regulations. The said Financial Results and the Auditor’s Reports along with a Press Release are attached herewith.

We confirm that, pursuant to Regulation 52(7) of the Listing Regulations, the issue proceeds of non-convertible securities have been fully utilized and hence disclosure in the format prescribed under the SEBI Circular No. SEBI/HO/DDHS/08/2020 dated January 17, 2020 is not applicable. As per Regulation 52(7A) of the Listing Regulations, there has been no material deviation in the use of proceeds of issue on Non-Convertible securities from the objects stated in their respective offer documents.

These financials results and the Press Release are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Meeting commenced at 12:30 p.m. and concluded at 3:45 p.m. (IST)

News Release – 2	November 1, 2021
Tata Motors Group Results-Q2 FY22

Tata Motors Consolidated Q2 FY22 Results:

Revenue +14.7%, EBITDA at ₹ 5.2KCr, PBT(bei) ₹ (3.5) KCr

•	Revenue ₹61.4KCr; EBITDA at 8.4% (-210 bps); EBIT at (1.5) % (-160 bps); FCF (Auto) at ₹ (3.2) KCr.

•	JLR EBITDA at 7.3% (-380 bps), TML(S) EBITDA at 3.9% (+130bps).

•	CV revenue up 97.1%, EBITDA at 3.1% (-10 bps); PV revenue up 82.7%, EBITDA at 5.2% (+360 bps).

Mumbai, November 1, 2021: Tata Motors Ltd announced its results for quarter ending September 30, 2021.

	Conso (₹ Cr Ind AS)		JLR (£m, IFRS)		TML (S) (₹Cr, Ind AS)
	FY’22	Vs. PY	FY’22	Vs. PY	FY’22	Vs. PY
Q2 FY22
Net Revenue	61,379	14.7%	3,871	(11.1)%	18,439	90.7%
EBITDA (%)	8.4	(210) bps	7.3	(380) bps	3.9	130 bps
EBIT (%)	(1.5)	(160) bps	(4.7)	(500) bps	(1.6)	520 bps
PBT (bei)	(3,467)	—	(302)	—	(819)	—
H1 FY22
Net Revenue	127,785	49.4%	8,837	22.5%	30,343	145.6%
EBITDA (%)	8.3	80 bps	8.3	20 bps	3.1	750 bps
EBIT (%)	(1.4)	420 bps	(2.6)	260 bps	(3.4)	1,530 bps
PBT (bei)	(6,048)	—	(412)	—	(2,108)	—

JAGUAR LAND ROVER (JLR)	TATA MOTORS (STANDALONE, INCL JO)
• Retails for Q2 up 18% to 92.7K units; • Investments: £0.5 b in products and technologies • Free Cash Flows of £(664)m in Q2 FY22	• Retails (Domestic): Q2 retails up 77% to 162.4K units • Investments: ₹0.6KCr in products and technologies • Free Cash Flows of ₹ 3.8 KCr in Q2 FY22

JLR: Wholesales to dealers in the Quarter were 64,032 vehicles, down 12.8% year-on-year, and retail sales (including the China Joint Venture) were 92,710 vehicles, down 18.4%, reflecting the semiconductor shortage and lower retailer inventories. For Q2 FY22, revenue was £3.9 billion with a pre-tax loss of £302 million (EBIT margin -4.7%). Free cash outflow was £664 million, this was significantly better than prior guidance for a £1 billion free cash outflow, reflecting prioritized production of higher margin products and cost controls to reduce the cash break-even point further.

TML: India operations showed significant improvement as compared to Q2 a year ago, however the supply chain issues, and commodity inflation impacted the margins. As a result, TML reported EBIT of (1.6)% and pre-tax loss of ₹ 0.8K Cr for Q2 FY22. PV business continued its turnaround journey and strengthened its double-digit market share with decade high quarterly sales. EV business recorded nearly three-fold growth and recorded highest monthly and quarterly sales of 1,078 units and 2,704 units, respectively.

Outlook: Demand remains strong for JLR and India PV while CV demand is improving gradually. Semiconductor issues and commodity inflation will continue to impact the near term and we are doing our best to manage them. The performance is expected to improve gradually starting in H2 as both the supply chain and the pandemic situation improves.

Tata Motors Group Results-Q2 FY22	November 1, 2021

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Q2 wholesales 64,032, down 12.8% year-on-year due to chip supply, in line with guidance

•	Revenue of £3.9 billion and pre-tax loss of £302 million

•	Free cash outflow of £664 million, significantly better than expected £1 billion outflow

•	Demand remains strong with record order book of more than 125k units

•	Strong liquidity of £5.9 billion at 30 September 2021, including £3.8 billion of cash and a £2 billion undrawn revolving credit facility

•	Highly anticipated all new Range Rover announced with sales expected to begin in Q4 FY22

•	Continuing to execute Reimagine strategy and Refocus transformation programme

FINANCIALS

Retail sales (including the China Joint Venture) were 92,710 vehicles, down 18.4%, reflecting the semiconductor shortage and lower retailer inventories. Retails were lower year-on year in most regions, including North America (-15.6%), China (-6.3%), Europe (-17.0%), and in the UK (-47.6%), but were up in Overseas region (+10.0%). Retail sales of all models were lower year-on-year except for the new Land Rover Defender, which retailed 16,725 vehicles, up 70.4% year-on-year, making it JLR’s bestselling model in the quarter. The mix of electrified vehicles (BEV, PHEV and MHEV) reached 66%. Despite the impact of the semiconductor shortage on production and sales, the Company continues to see strong demand for its products with global retail orders at record levels of more than 125,000 vehicles.

For the Quarter, revenue was £3.9 billion with a pre-tax loss of £302 million (EBIT margin -4.7%). Free cash outflow was £664 million, after £484 million of investment spending and £501 million volume-related working capital outflow. This was significantly better than prior guidance for a £1 billion free cash outflow, reflecting prioritised production of higher margin products and cost controls to reduce the cash break-even point for the Company.

The Refocus transformation programme aims to achieve £1 billion of value in FY22 and has achieved about £500 million in the year to date. The quality pillar of the programme is seeing good progress, Jaguar Land Rover was the most improved OEM (13th place) in the most recent JD Power US Initial Quality Study and took 1st place in the JD Power US APEAL study.

LOOKING AHEAD

Looking ahead, the semiconductor shortage remains dynamic and difficult to forecast, however, JLR expects to see gradual recovery starting in the second half of FY22. While supply remains constrained, JLR will continue to take mitigating actions, including prioritising the production of higher margin vehicles for the available supply of semiconductors and closely managing costs to bring down the break-even point for the business. Further, JLR is taking measures to increase the future visibility and control over semiconductor supply for its vehicles, working closely with semiconductor and Tier One suppliers. As a result, JLR expects the EBIT margin and free cash flow (before restructuring costs) to turn positive in the second half of Fiscal 2022.

JLR’s medium- and longer-term financial targets under the Reimagine strategy, underpinned by the Refocus transformation programme, remain unchanged, including increasing EBIT margins to 10% or more by FY26.

Thierry Bollore, Jaguar Land Rover’s Chief Executive Officer, said:

“The global semi-conductor shortage remains challenging but I’m pleased to see the actions we have been implementing reduce the impact. With strong customer demand with a record order book we are well placed to return to strong financial performance as semiconductor supply begins to improve. At the same time, we continue to execute our Reimagine strategy to realise the full potential of the business and create the next generation of the most desirable luxury vehicles for the most discerning of customers – starting with the stunning new Range Rover.”

Tata Motors Group Results-Q2 FY22	November 1, 2021

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

HIGHLIGHTS

•	Significant improvement in revenues as compared to a year ago.

•	Revenue up 91%, EBITDA 3.9% (+130 bps), EBIT at (1.6) % (+520bps), supply chain issues and commodity inflation impacted the extent of recovery.

•	Free Cash Flow at ₹ 3.8 KCr, reflecting strong operational cashflows. Working capital improves by ₹ 3.8K Cr from the ₹ 7.1K Cr deterioration in Q1.

•	CV retails: 77.3K up 102%. Market share at 44.6%. MHCV (61.6%) and ILCV (49.4%) strengthened further.

•	CV EBITDA at 3.1% decline by 10 bps Y-o-Y due to commodity inflation despite improvement in volumes and mix

•	PV retails: 85.2K up 59%; market share strengthened further with decade high quarterly sales

•	PV EBITDA at 5.2%; (+360 bps);

•	EV: Continued momentum in the business with highest quarterly sales of 2,704 units.

•	Strong liquidity position as on 30th September 2021 amounting to ₹ 6.8KCr

FINANCIALS

In Q2FY22 wholesales (including exports) increased 56.3% to 171,823 units. The volumes across all segments significantly grew as compared to Q2 FY21, however supply challenges had an adverse impact during the quarter.

Revenue for the quarter increased 90.7% to ₹18.4KCr and pre-tax loss before exceptional was ₹ 819Cr (vs loss of ₹ 1,166Cr in Q2FY21). PBT improvement was mainly due to better volumes, improved product mix, offset by commodity inflation and fixed costs. EBIT margin was (1.6) % in the quarter (+520 bps). Free cash flow for the quarter was ₹ 3.8 KCr.

LOOKING AHEAD

The business scenario continues to show gradual improvement. However, there are significant challenges on the supply side including semi-conductor issues and sharp commodity inflation. Sequential improvement in overall performance is expected to continue and we target to be EBIT and free cash flow positive in H2 FY22.

We continue with our efforts to unlock the supply bottlenecks by working proactively with our vendor partners. Additionally, in Commercial Vehicles, the focus remains on growing market share (SCV in particular) and protecting margins amidst an inflationary environment. In Passenger Vehicles, the company will continue to enhance the sales momentum by leveraging and enhancing its exciting portfolio whilst improving profitability and managing supply bottlenecks. In Electric Vehicles, the Company will drive up penetration and accelerate sales further and complete the conditions precedent for securing closure of the TPG Rise Climate investment and drawdown Tranche 1.

Girish Wagh, Executive Director Tata Motors Ltd said:

“The auto industry witnessed a consistent increase in demand, in sync with the overall growth of the economy and continuing preference for personal mobility. At Tata Motors, we successfully ramped up production by prudently addressing supply side challenges. During the quarter, we accelerated the sales momentum to increase market share in every segment of commercial vehicles, recorded a decade high sale in passenger vehicles and delivered the highest ever quarterly sales in electric vehicles. Looking ahead, we expect the demand for commercial, passenger and electric vehicles to remain strong even as concerns about the supply of semiconductors and high input costs continue. We are taking definitive actions in the near term to mitigate these effects through an agile, multi-pronged approach to address supply bottlenecks and drive our savings program harder. In parallel, we continue to progress our future-fit initiatives of transforming customer experience digitally and strengthening our lead in sustainable mobility.”

Tata Motors Group Results-Q2 FY22	November 1, 2021

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 378Cr to ₹ 2,327Cr during Q2FY’22 vs prior year due to higher gross borrowings as compared to Q2’FY21.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net profit from joint ventures and associates amounted to ₹61Cr compared with a profit of ₹ 36Cr in prior year. Other income (excluding grants) was ₹ 249Cr versus ₹ 189Cr in the prior year

Passenger Vehicle (PV) division revenues and expenses (including FIAPL) is presented as “Discontinued Operations” in the standalone financials (SEBI results) with the net result of PV division being disclosed as a single amount as profit or loss from Discontinued Operations. After roll back of depreciation of PV assets of Rs. 211 cr, the loss before tax from Discontinued Operations was Rs. 69 cr (as compared to Rs. -465 cr in Q2FY21).

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative at ₹3.2 KCr (as compared to positive ₹ 6.7K Cr in Q2 FY 21) of which ₹2.0K Cr was due to working capital unwind.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	November 1, 2021

Independent Auditors Report (Consolidated)

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net profit after tax (net) and total comprehensive income (net) of its associates and joint ventures for the quarter ended 30 September 2021 and its share of the net loss after tax (net) and total comprehensive loss (net) of its associates and joint ventures for the period from 1 April 2021 to 30 September 2021 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 8 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6.

The re-appointment of the erstwhile CEO and Managing Director of the Parent for the period 15 February 2021 to 30 June 2021 is subject to approval of the Central Government since the erstwhile CEO and Managing Director was a non-resident. The Parent has filed the necessary application and is awaiting approval. Our conclusion is not modified in respect of this matter.

7.

We draw your attention to Note 2 to the Statement, which describes the economic and social consequences/disruption the Group is facing as a result of COVID-19 which is impacting supply chains / consumer demand / financial markets / commodity prices / personnel available for work. Our conclusion is not modified in respect of this matter.

8.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total assets (before consolidation adjustments) of Rs. 8,098.93 crores as at 30 September 2021 and total revenues (before consolidation adjustments) of Rs. 3,637.24 crores and Rs. 6,323.85 crores, total net profit after tax (before consolidation adjustments) of Rs. 137.67 crores and Rs. 191.32 crores and total comprehensive income (before consolidation adjustments) of Rs. 137.79 crores and Rs 191.92 crores for the quarter ended 30 September 2021 and for the period from 1 April 2021 to 30 September 2021, respectively and net cash outflows (before consolidation adjustments) of Rs. 665.06 crores for the period from 1 April 2021 to 30 September 2021, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

We did not review the interim financial statements / financial information / financial results of 70 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total assets (before consolidation adjustments) of Rs. 215,255.73 crores as at 30 September 2021 and total revenues (before consolidation adjustments) of Rs. 40,532.07 crores and Rs. 92,970.13 crores, total net loss after tax (before consolidation adjustments) of Rs.3,881.92 crores and Rs. 6,616.04 crores, total comprehensive loss (before consolidation adjustments) of Rs. 5,716.92 crores and Rs. 8,505.01 crores for the quarter ended 30 September 2021 and for the period 1 April 2021 to 30 September 2021, respectively, and cash inflows (net) (before consolidation adjustments) of Rs. 472.42 crores for the period from 1 April 2021 to 30 September 2021, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net profit after tax (net) of Rs. 40.74 crores and total comprehensive income (net) of Rs. 40.74 crores for the quarter ended 30 September 2021 and Group’s share of net loss after tax (net) of Rs. 90.51 crores and total comprehensive loss (net) of Rs. 90.51 crores, for the period from 1 April 2021 to 30 September 2021, as considered in the Statement, in respect of six associates and one joint venture, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been audited / reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 70 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been audited by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

9.

The Statement includes the interim financial statements / financial information / financial results of nine subsidiaries and twelve step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total assets (before consolidation adjustments) of Rs 1,667.49 crores as at 30 September 2021 and total revenues (before consolidation adjustments) of Rs. 167.42 crores and Rs. 321.39 crores, total net profit after tax (net) (before consolidation adjustments) of Rs. 8.81 crores and Rs. 17.24 crores and total comprehensive income (net) (before consolidation adjustments) of Rs. 8.96 crores and Rs 17.16 crores for the quarter ended 30 September 2021 and for the period from 1 April 2021 to 30 September 2021, respectively, and cash inflows (net) (before consolidation adjustments) of Rs 12.22 crores for the period from 1 April 2021 to 30 September 2021, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 20.98 crores and Rs. 24.45 crores and total comprehensive income of Rs. 22.04 crores and Rs. 25.51 crores for the quarter ended 30 September 2021 and for the period from 1 April 2021 to 30 September 2021, respectively, as considered in the consolidated unaudited financial results, in respect of four associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Shiraz Vastani
Partner
Pune	Membership No: 103334
1 November 2021	UDIN: 21103334AAAABW3454

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1 : List of entities consolidated as at 30 September 2021

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(A) TATA MOTORS - DIRECT SUBSIDIARIES

1	TML Business Services Limited (Name changed from Concorde Motors (India) Limited w.e.f March 31, 2020).

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12	Tata Marcopolo Motors Limited

13	Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019)

14	JT Special Vehicles Private Limited

15	TML CV Mobility Solutions Limited

(B) TATA MOTORS - INDIRECT SUBSIDIARIES

(i) Subsidiary of TML Business Services Limited

16	TML Business Analytical Services Limited

(ii) Subsidiaries of TML Holdings Pte. Ltd.

17	Tata Daewoo Commercial Vehicle Company Limited

18	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

19	Tata Motors (Thailand) Limited

20	Tata Motors (SA) (Proprietary) Limited

21	PT Tata Motors Indonesia

22	PT Tata Motors Distribusi Indonesia

23	TMNL Motor Services Nigeria Limited

24	Jaguar Land Rover Automotive PLC

(iii) Subsidiaries of Jaguar Land Rover Automotive plc

25	Jaguar Land Rover Holdings Limited

(iv) Subsidiaries of Jaguar Land Rover Holdings Limited

26	Jaguar Land Rover Limited

27	Jaguar Land Rover (China) Investment Co. Ltd

28	Limited Liability Company “Jaguar Land Rover” (Russia)

29	In-Car Ventures Limited

(v) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

30	Shanghai Jaguar Land Rover Automotive Services Company Limited

(vi) Subsidiaries of Jaguar Land Rover Limited

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2021 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

31	Jaguar Land Rover Austria GmbH

32	Jaguar Land Rover Japan Limited

33	JLR Nominee Company Limited

34	Jaguar Land Rover Deutschland GmbH

35	Jaguar Land Rover Classic Deutschland GmbH

36	Jaguar Land Rover North America LLC

37	Jaguar Land Rover Nederland BV

38	Jaguar Land Rover Portugal - Veĺculos e Peças, Lda.

39	Jaguar Land Rover Australia Pty Limited

40	Jaguar Land Rover Italia Spa

41	Jaguar Land Rover Korea Company Limited

42	Jaguar Land Rover Canada ULC

43	Jaguar Land Rover France, SAS

44	Jaguar e Land Rover Brasil Indústria e Comércio de Veĺculos LTDA

45	Jaguar Land Rover (South Africa) Holdings Limited

46	Jaguar Land Rover India Limited

47	Jaguar Land Rover Espana SL

48	Jaguar Land Rover Belux NV

49	Jaguar Cars South Africa (Pty) Limited

50	Jaguar Cars Limited

51	Land Rover Exports Limited

52	Land Rover Ireland Limited

53	The Daimler Motor Company Limited

54	Daimler Transport Vehicles Limited

55	S.S. Cars Limited

56	The Lanchester Motor Company Limited

57	Jaguar Land Rover Pension Trustees Limited

58	Jaguar Land Rover Slovakia s.r.o

59	Jaguar Land Rover Singapore Pte. Ltd.

60	Jaguar Racing Limited

61	InMotion Ventures Limited

62	Jaguar Land Rover Colombia S.A.S

63	Jaguar Land Rover Ireland (Services) Limited

64	Jaguar Land Rover Mexico, SAPi de CV

65	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2021 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

66	Jaguar Land Rover Taiwan Company LTD

67	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

68	Jaguar Land Rover Hungary KFT

69	Jaguar Land Rover Ventures Limited (Incorporated on 16 May 2019)

70	Spark44 (JV) Limited

71	Bowler Motors Limited (Name changed from Jaguar Land Rover Auto Ventures Limited on 28 January 2020.

72	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)

(vii) Subsidiaries of Spark44 (JV) Limited

73	Spark44 Pty. Ltd. (Sydney)

74	Spark44 GMBH (Frankfurt)

75	Spark44 LLC (LA & NYC)

76	Spark44 Shanghai Limited (Shanghai)

77	Spark44 Middle East DMCC (Dubai)

78	Spark44 Demand Creation Partners Limited (Mumbai)

79	Spark44 Limited (London & Birmingham)

80	Spark44 Pte Ltd (Singapore)

81	Spark44 Communication SL (Madrid)

82	Spark44 SRL (Rome)

83	Spark44 Seoul Limited (Seoul)

84	Spark44 Japan KK (Tokyo)

85	Spark44 Canada Inc (Toronto)

86	Spark44 Pty. Limited (South Africa)

87	Spark44 Taiwan Limited (Taiwan)

88	Spark44 Colombia S.A.S (Colombia)

(viii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

89	Jaguar Land Rover (South Africa) (Pty) Limited

(ix) Subsidiaries of InMotion Ventures Limited

90	InMotion Ventures 2 Limited

91	InMotion Ventures 3 Limited

(x) Subsidiaries of Tata Technologies Ltd.

92	Tata Technologies Pte. Limited

93	Tata Technologies (Thailand) Limited

94	Tata Technologies Inc.

95	Tata Manufacturing Technologies (Shanghai) Co. Limited

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2021 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

96	INCAT International Plc.

97	Tata Technologies Europe Limited

98	Tata Technologies Nordics AB (formerly known as Escenda Engineering AB)

99	Tata Technologies de Mexico, S.A. de C.V.

100	Cambric Limited

101	Incat Gmbh

102	Tata Technlogies SRL Romania

(xi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

103	Tata Motors Finance Solutions Limited

104	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS – ASSOCIATES

105	Jaguar Cars Finance Limited

106	Synaptiv Limited

107	Cloud Car Inc

108	Drive Club Service Pte Ltd

109	Automobile Corporation of Goa Limited

110	Nita Company Limited

111	Tata Hitachi Construction Machinery Company Private Limited

112	Tata Precision Industries (India) Limited

113	Tata AutoComp Systems Limited

114	Jaguar Land Rover Schweiz AG

115	Inchcape JLR Europe Limited

(D) TATA MOTORS – JOINT OPERATIONS

116	Tata Cummins Private Limited

117	Fiat India Automobiles Private Limited

(E) TATA MOTORS – JOINT VENTURES

118	Chery Jaguar Land Rover Automotive Company Limited

119	Tata HAL Technologies Limited

120	Loginomic Tech Solutions Private Limited

News Release – 4	November 1, 2021

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

									(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2021
			Quarter ended				Six months ended		Year ended
			September 30,		June 30,	September 30,	September 30		March 31,
Particulars			2021			2020	2021	2020	2021
			Unaudited						Audited
	Revenue from operations
I	(a)	Revenue		60,435.92	65,535.38	52,839.02	125,971.30	84,320.88	246,972.17
	(b)	Other operating revenues		942.90	871.07	690.98	1,813.97	1,192.18	2,822.58
	Total revenue from operations (a)+(b)			61,378.82	66,406.45	53,530.00	127,785.27	85,513.06	249,794.75
II	Other income (includes Government incentives)			866.91	581.60	633.22	1,448.51	1,239.75	2,643.19
III	Total Income (I + II)			62,245.73	66,988.05	54,163.22	129,233.78	86,752.81	252,437.94
IV	Expenses
	(a)	Cost of materials consumed
		(i) Cost of materials consumed		33,078.88	37,312.38	34,007.00	70,391.26	43,948.51	141,392.43
		(ii) Basis adjustment on hedge accounted derivatives		372.33	218.45	(20.69)	590.78	(45.83)	(35.16)
	(b)	Purchase of products for sale		4,471.99	3,677.75	3,085.74	8,149.74	4,810.66	12,250.09
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		3,167.30	1,341.56	(3,604.72)	4,508.86	4,675.23	4,684.16
	(d)	Employee benefits expense (refer note 8)		7,133.36	7,994.70	6,408.99	15,128.06	12,103.25	27,648.48
	(e)	Finance costs		2,327.30	2,203.30	1,949.60	4,530.60	3,826.41	8,097.17
	(f)	Foreign exchange (gain)/loss (net)		(66.76)	14.89	(432.99)	(51.87)	(480.13)	(1,732.15)
	(g)	Depreciation and amortisation expense		6,123.32	6,202.13	5,601.47	12,325.45	11,200.84	23,546.71
	(h)	Product development/engineering expenses		2,120.83	2,043.60	1,011.18	4,164.43	2,106.10	5,226.63
	(i)	Other expenses		10,464.80	12,093.48	10,186.52	22,558.28	17,629.25	40,921.97
	(j)	Amount transferred to capital and other account		(3,480.52)	(3,533.03)	(3,209.33)	(7,013.55)	(6,014.98)	(12,849.13)
	Total expenses (IV)			65,712.83	69,569.21	54,982.77	135,282.04	93,759.31	249,151.20
V	Profit/(loss) before exceptional items and tax (III - IV)			(3,467.10)	(2,581.16)	(819.55)	(6,048.26)	(7,006.50)	3,286.74
VI	Exceptional Items
	(a)	Defined benefit pension plan amendment past service cost		—	—	—	—	—	84.81
	(b)	Employee separation cost		6.64	1.13	2.61	7.77	2.61	459.90
	(c)	Charge associated with change in JLR Strategy		—	—	—	—	—	14,994.30
	(d)	Write off/provision (reversal) for tangible/intangible assets (including under development)		—	—	—	—	—	114.00
	(e)	Impairment losses/(Reversal) in Passenger Vehicle Business		—	—	—	—	—	(1,182.41)
	(f)	Provision/(Reversal) for onerous contracts and related supplier claims		—	—	—	—	—	(663.00)
	(g)	Reversal for cost of closure of operation of a subsidiary		(2.19)	(1.13)	(7.49)	(3.32)	(10.71)	(46.58)
	(h)	Others (refer note 4)		—	(2.52)	—	(2.52)	—	—
VII	Profit/(loss) before tax (V - VI)			(3,471.55)	(2,578.64)	(814.67)	(6,050.19)	(6,998.40)	(10,474.28)
VIII	Tax expense/(credit) (net)
	(a)	Current tax		683.49	444.34	750.15	1,127.83	876.26	1,710.18
	(b)	Deferred tax		321.57	1,297.62	(1,221.54)	1,619.19	852.84	831.68
	Total tax expense/(credit) (net) (refer note 5)			1,005.06	1,741.96	(471.39)	2,747.02	1,729.10	2,541.86
IX	Profit/(Loss) for the period/year from continuing operations (VII - VIII)			(4,476.61)	(4,320.60)	(343.28)	(8,797.21)	(8,727.50)	(13,016.14)
X	Share of profit/(loss) of joint ventures and associates (net)			61.07	(129.52)	36.02	(68.45)	(23.74)	(378.96)
XI	Profit/(Loss) for the period/year (IX + X)			(4,415.54)	(4,450.12)	(307.26)	(8,865.66)	(8,751.24)	(13,395.10)
	Attributable to:
	(a)	Shareholders of the Company		(4,441.57)	(4,450.92)	(314.45)	(8,892.49)	(8,752.44)	(13,451.39)
	(b)	Non-controlling interests		26.03	0.80	7.19	26.83	1.20	56.29

XII	Other comprehensive income/(loss)
	(A)	(i) Items that will not be reclassified to profit or loss		229.92	(537.65)	(159.94)	(307.73)	(8,953.24)	(6,866.99)
		(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(31.02)	1,023.27	32.58	992.25	1,710.43	1,369.11
	(B)	(i) Items that will be reclassified to profit or loss		(4,056.63)	387.38	4,501.63	(3,669.25)	4,135.12	9,517.24
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		702.38	78.89	(669.00)	781.27	(626.64)	(1,100.02)
	Total other comprehensive income/(loss)			(3,155.35)	951.89	3,705.27	(2,203.46)	(3,734.33)	2,919.34
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)			(7,570.89)	(3,498.23)	3,398.01	(11,069.12)	(12,485.57)	(10,475.76)
	Attributable to:
	(a)	Shareholders of the Company		(7,586.61)	(3,509.91)	3,388.93	(11,096.52)	(12,487.28)	(10,551.20)
	(b)	Non-controlling interests		15.72	11.68	9.08	27.40	1.71	75.44

XIV	Paid-up equity share capital (face value of ₹2 each)			765.81	765.81	719.54	765.81	719.54	765.81
XV	Reserves excluding revaluation reserves								54,480.91
XVI	Earnings per share (EPS)
	A.	Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	(11.60)	(11.62)	(0.87)	(23.23)	(24.33)	(36.99)
	(b)	Diluted EPS	₹	(11.60)	(11.62)	(0.87)	(23.23)	(24.33)	(36.99)
	B.	‘A’ Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	(11.60)	(11.62)	(0.87)	(23.23)	(24.33)	(36.99)
	(b)	Diluted EPS	₹	(11.60)	(11.62)	(0.87)	(23.23)	(24.33)	(36.99)
				Not annualised

Statement of Consolidated Assets and Liabilities

					(₹ in crores)
				As at September 30,	As at March 31,
				2021	2021
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	77,469.88	79,640.05
		(b)	Capital work-in-progress	7,450.17	8,377.14
		(c)	Right of use assets	7,170.22	6,490.66
		(d)	Goodwill	804.32	803.72
		(e)	Other intangible assets	46,451.30	51,773.18
		(f)	Intangible assets under development	14,275.64	12,586.79
		(g)	Investment in equity accounted investees	4,228.62	4,200.79
		(h)	Financial assets:
			(i) Other investments	1,753.74	1,368.30
			(ii) Finance receivables	14,026.04	16,846.82
			(iii) Loans and advances	827.37	1,034.89
			(iv) Other financial assets	5,541.81	6,197.39
		(i)	Deferred tax assets (net)	4,647.47	4,520.35
		(j)	Non-current tax assets (net)	1,102.42	1,003.30
		(k)	Other non-current assets	1,746.00	1,394.78

				187,495.00	196,238.16

	(2)	Current assets
		(a)	Inventories	32,142.91	36,088.59
		(b)	Financial assets:
			(i) Other investments	17,694.72	19,051.19
			(ii) Trade receivables	9,668.39	12,679.08
			(iii) Cash and cash equivalents	30,330.17	31,700.01
			(iv) Bank balances other than (iii) above	4,273.37	15,092.45
			(v) Finance receivables	18,612.95	17,868.09
			(vi) Loans and advances	1,421.97	1,610.61
			(vii) Other financial assets	4,720.74	5,413.11
		(c)	Current tax assets (net)	1,087.08	865.31
		(d)	Assets classified as held-for-sale	308.54	220.80
		(e)	Other current assets	6,378.86	6,298.40

				126,639.70	146,887.64

			TOTAL ASSETS	314,134.70	343,125.80

II.	EQUITY AND LIABILITIES
	(1)	Equity
		(a)	Equity share capital	765.81	765.81
		(b)	Other equity	43,910.55	54,480.91

			Equity attributable to owners of Tata Motors Limited	44,676.36	55,246.72
			Non-controlling interests	1,833.16	1,573.49

				46,509.52	56,820.21

		Liabilities
	(2)	Non-current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	101,799.21	93,112.77
			(ii) Lease liabilities	6,288.66	5,412.06
			(iii) Other financial liabilities	2,461.87	2,556.35
		(b)	Provisions	12,644.83	13,606.76
		(c)	Deferred tax liabilities (net)	1,618.64	1,555.89
		(d)	Other non-current liabilities	11,625.97	12,312.58

				136,439.18	128,556.41

	(3)	Current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	39,978.64	42,791.74
			(ii) Lease liabilities	805.78	814.00
			(iii) Trade payables
			(a) Total outstanding dues of micro and small enterprises	213.31	186.21
			(b) Total outstanding dues of creditors other than micro and small enterprises	48,649.50	67,993.63
			(iv) Acceptances	6,376.52	7,860.31
			(v) Other financial liabilities	12,047.54	13,725.64
		(b)	Provisions	12,694.37	12,848.03
		(c)	Current tax liabilities (net)	1,011.98	1,086.44
		(d)	Liabilities directly associated with Assets held-for-sale	166.22	-
		(e)	Other current liabilities	9,242.14	10,443.18

				131,186.00	157,749.18

			TOTAL EQUITY & LIABILITIES	314,134.70	343,125.80

Statement of Consolidated Cash Flows

		(₹ in crores)
	For six months ended September 30,
	2021	2020
	Unaudited
Cash flows from operating activities:
Profit/(Loss) for the period	(8,865.66)	(8,751.24)
Adjustments for:
Depreciation and amortisation expense	12,325.45	11,200.84
Allowances for finance receivables	662.49	355.95
(Reversal)/provision for trade and other receivables	48.84	(23.54)
Inventory write-down	44.86	453.49
Reversal for costs of closure of operations of a subsidiary company	(3.32)	(10.71)
Accrual for share-based payments	4.94	4.26
Marked-to-market gain on investments measured at fair value through profit or loss	(43.53)	(75.25)
Loss on sale of assets (including assets scrapped/written off) (net)	90.53	315.02
Profit on sale of investments (net)	(85.36)	(76.61)
Share of loss of joint ventures and associates (net)	68.45	23.74
Tax expense (net)	2,747.02	1,729.10
Finance costs	4,530.60	3,826.41
Interest income	(320.33)	(245.85)
Dividend income	(34.05)	(19.77)
Foreign exchange gain (net)	(233.30)	(601.76)

Cash flows from operating activities before changes in following assets and liabilities	10,937.63	8,104.08
Finance receivables	1,226.92	(1,839.22)
Trade receivables	3,015.16	1,595.27
Loans and advances and other financial assets	(42.91)	(697.39)
Other current and non-current assets	(408.57)	3,713.19
Inventories	3,730.39	4,045.21
Trade payables and acceptances	(21,229.90)	(9,440.13)
Other current and non-current liabilities	(1,683.30)	(3,911.12)
Other financial liabilities	53.81	(837.20)
Provisions	(1,905.76)	(1,594.08)

Cash used in operations	(6,306.53)	(861.39)
Income tax paid (net)	(1,502.82)	(903.01)

Net cash used in operating activities	(7,809.35)	(1,764.40)

Cash flows from investing activities:
Payments for property, plant and equipments	(4,835.95)	(4,692.87)
Payments for other intangible assets	(2,868.33)	(4,418.45)
Proceeds from sale of property, plant and equipments	110.54	29.48
Investments in mutual fund (purchased)/sold (net)	1,580.93	(4,473.93)
Acquisition of subsidiary company	—	(0.02)
Investments - others	(22.58)	(1.95)
Proceeds from sale of investments in other companies	—	204.76
Proceeds from disposal of defence business	234.09	—
Interest received	294.22	232.65
Dividend received	30.67	19.77
Dividend received from equity accounted investees	—	1.51
Deposit/restricted deposits with financial institution	(100.00)	—
Deposits/restricted deposits with banks	(8,738.39)	(15,474.70)
Realisation of deposits/restricted deposits with banks	19,753.69	27,555.76
Realisation of deposit with financial institution	497.50	750.00

Net cash from/(used in) investing activities	5,936.39	(267.99)

Cash flows from financing activities:
Proceeds from long-term borrowings	17,113.74	10,103.34
Repayment of long-term borrowings	(11,530.76)	(9,424.38)
Proceeds/(payment) from option settlement of long term borrowings	48.75	82.93
Proceeds from short-term borrowings	13,612.00	14,673.00
Repayment of short-term borrowings	(10,935.48)	(6,358.11)
Net change in other short-term borrowings (with maturity up to three months)	(3,059.24)	(562.51)
Distribution to Minority	(27.73)	(11.50)
Repayment of lease liability ( including interest)	(726.85)	(735.46)
Dividend paid (including transferred to IEPF)	(1.53)	—
Proceeds from issuance of perpetual debt instrument classified as equity by a subsidiary (net)	255.05	642.11
Interest paid [including discounting charges paid ₹319.79 crores (September 30, 2020 ₹600.59 crores)]	(4,363.65)	(4,222.30)

Net cash from financing activities	384.30	4,187.12

Net increase/(decrease) in cash and cash equivalents	(1,488.66)	2,154.73
Cash and cash equivalents as at April 1, (opening balance)	31,700.01	18,467.80
Classified as held for sale	(142.40)	—
Effect of foreign exchange on cash and cash equivalents	261.22	48.77

Cash and cash equivalents as at September 30, (closing balance)	30,330.17	20,671.30

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	3,444.15	6,033.30

Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	345.10	309.00
Amortisation of prepaid discounting charges	(468.77)	(96.87)

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

							(₹ in crores)
		Quarter Ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
Particulars		2021		2020	2021	2020	2021
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	12,119.07	7,853.76	6,245.39	19,972.83	8,382.14	33,104.14
	(b) Passenger Vehicle	7,336.81	5,194.17	4,020.75	12,530.98	5,198.04	16,606.24
	(c) Corporate/Unallocable	49.33	38.14	40.21	87.47	66.48	282.76
	- Vehicle Financing	1,258.07	1,059.85	1,082.05	2,317.92	2,041.32	4,490.45
	- Jaguar and Land Rover	39,963.67	51,795.37	41,767.68	91,759.04	69,142.00	193,822.71
	Less: Intra segment eliminations	(22.89)	(25.65)	(27.89)	(48.54)	(48.17)	(125.28)

	-Total	60,704.06	65,915.64	53,128.19	126,619.70	84,781.81	248,181.02
II.	Others	955.22	752.63	652.14	1,707.85	1,180.76	2,612.46

	Total Segment Revenue	61,659.28	66,668.27	53,780.33	128,327.55	85,962.57	250,793.48
	Less: Inter segment revenue	(280.46)	(261.82)	(250.33)	(542.28)	(449.51)	(998.73)

	Revenue from Operations	61,378.82	66,406.45	53,530.00	127,785.27	85,513.06	249,794.75

B.	Segment results before other income (excluding Government Incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(74.27)	(326.75)	(380.60)	(401.02)	(1,475.18)	(305.44)
	(b) Passenger Vehicle	(161.98)	(341.74)	(433.43)	(503.72)	(1,094.94)	(1,564.16)
	(c) Corporate/Unallocable	(85.47)	(39.28)	(24.32)	(124.75)	(77.39)	(74.89)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	319.78	(482.29)	(40.51)	(162.51)	(79.20)	(57.45)
	- Jaguar and Land Rover	(2,320.80)	(232.73)	576.94	(2,553.53)	(2,917.92)	7,691.03

	-Total	(2,322.74)	(1,422.79)	(301.92)	(3,745.53)	(5,644.63)	5,689.09
II.	Others	147.85	107.21	79.48	255.06	105.36	319.47

	Total Segment results	(2,174.89)	(1,315.58)	(222.44)	(3,490.47)	(5,539.27)	6,008.56
	Less: Inter segment eliminations	41.99	(2.18)	14.49	39.81	28.97	66.70

	Net Segment results	(2,132.90)	(1,317.76)	(207.95)	(3,450.66)	(5,510.30)	6,075.26
	Add/(Less) : Other income (excluding Government Incentives)	249.09	240.45	189.01	489.54	417.48	725.05
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,650.05)	(1,488.96)	(1,233.60)	(3,139.01)	(2,393.81)	(5,245.72)
	Add/(Less) : Foreign exchange gain/(loss) (net)	66.76	(14.89)	432.99	51.87	480.13	1,732.15
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	1.15	2.52	4.88	3.67	8.10	(53.66)
	(b) Passenger Vehicle	(0.28)	—	—	(0.28)	—	1,673.71
	(c) Corporate/Unallocable	(4.21)	—	—	(4.21)	—	(24.96)
	- Jaguar and Land Rover	—	—	—	—	—	(15,350.70)
	- Others	(1.11)	—	—	(1.11)	—	(5.41)

	Total Profit/(loss) before tax	(3,471.55)	(2,578.64)	(814.67)	(6,050.19)	(6,998.40)	(10,474.28)

			As at June 30,		As at September 30,		As at March 31,
			2021		2021	2020	2021
C.	Segment Assets		Unaudited		Unaudited		Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		28,658.21		28,061.26	25,826.68	27,086.92
	(b) Passenger Vehicle		17,439.31		17,116.95	15,842.54	16,296.91
	(c) Corporate/Unallocable		4,585.14		2,350.09	1,749.92	2,086.18
	- Tata and other brands vehicles - Assets held for sale		—		—	199.97	220.80
	- Vehicle Financing (including assets classified as held for sale)		36,344.62		36,452.88	35,867.56	39,565.55
	- Jaguar and Land Rover (including assets classified as held for sale)		177,024.04		165,475.11	178,897.55	179,341.50

	-Total		264,051.32		249,456.29	258,384.22	264,597.86
II.	(a) Others		2,790.78		3,041.28	2,460.98	2,477.58

	Total Segment Assets		266,842.10		252,497.57	260,845.20	267,075.44
	Less: Inter segment eliminations		(1,272.27)		(1,222.53)	(1,361.72)	(1,269.89)

	Net Segment Assets		265,569.83		251,275.04	259,483.48	265,805.55
	Investment in equity accounted investees
	- Tata and other brands vehicles - Corporate/Unallocable		436.77		454.28	424.40	427.14
	- Jaguar and Land Rover		3,157.52		3,187.10	3,462.49	3,182.53
	- Others		584.66		587.24	551.43	591.12
	Add : Unallocable assets		60,192.28		58,631.04	44,232.34	73,119.46

	Total Assets		329,941.06		314,134.70	308,154.14	343,125.80

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		13,816.91		16,312.74	12,671.09	18,038.77
	(b) Passenger Vehicle		6,235.68		6,971.43	5,312.72	6,035.88
	(c) Corporate/Unallocable		767.90		1,217.52	1,231.33	1,106.16
	- Vehicle Financing		621.19		886.83	684.33	837.32
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)		102,631.25		90,246.82	101,097.46	114,420.20

	-Total		124,072.93		115,635.34	120,996.93	140,438.33
II.	(a) Others		1,483.18		1,654.45	831.48	1,508.46

	Total Segment Liabilities		125,556.11		117,289.79	121,828.41	141,946.79
	Less: Inter segment eliminations		(279.52)		(264.71)	(330.20)	(271.47)

	Net Segment Liabilities		125,276.59		117,025.08	121,498.21	141,675.32
	Add : Unallocable liabilities		150,871.41		150,600.10	134,618.96	144,630.27

	Total Liabilities		276,148.00		267,625.18	256,117.17	286,305.59

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on November 01, 2021.

2)

COVID-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies), consumer demand and recoveries of loans under its vehicle financing business. More recently, the next wave of the pandemic has impacted India and other countries. The Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the above mentioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

3)

During the year ended March 31, 2020, the Company had allotted 20,16,23,407 Ordinary Shares at a price of ₹150 per Ordinary Share aggregating to ₹3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹150 per Warrant (‘Warrant Price’), aggregating to ₹3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s), by June 2021. The Company has fully utilized the amount of ₹3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries. During the year ended March 31, 2021, on exercise of options by Tata Sons Private Ltd and on receipt of balance subscription money of ₹2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares. As at September 30, 2021 the Company has utilised amount of ₹2,100.00 crores towards repayment of debt, and other general corporate purposes of the Company.

4)

During the six months ended September 30, 2021, the Company has completed the sale of certain assets related to defence business to Tata Advanced Systems Limited (TASL) for sale consideration of ₹234.09 crores againts the Net Assets of ₹231.57 crores resulting in a gain of ₹2.52 crores recorded as an exceptional item in Statement of Profit and Loss.

5)	Despite a loss during the six months ended September 30, 2021, a tax charge of ₹2,633.33 crores (£256.28 million) was incurred at Jaguar Land Rover as a result of:

i)	Inability to recognise UK deferred tax assets arising in the period due to current UK loss profile;

ii)

Non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves amounting to ₹1,642.10 crores (£160 million), of which ₹974.97 crores (£95 million) arises in consequence of the recently announced increase in future UK Corporation Tax rate to 25% from April 01, 2023 (currently 19%).

6)

During the six months ended September 30, 2021, the JLRA plc Board approved a resolution to sell its share of the equity of Spark44 (JV) Limited subject to certain restructuring actions being completed by the Spark44 Group, which are also approved by Spark44 Board. Thus, Spark44’s assets of ₹293.10 crores (£29.34 million) and liabilities of ₹166.22 crores (£16.64 million) has been classified as “held for sale” as at September 30, 2021. The sale of JLR’s equity in Spark44 is deemed to be highly probable and the Spark44 business is available for immediate sale in its present condition. During the six months ended September 30, 2021, Tata Motors Finance Holding Limited, a subsidiary of the Company has classified certain buildings of ₹15.44 crores as held for sale.

7)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

8)

Employee benefits expense for the quarter and six months ended September 30, 2021 and September 30, 2020 is net of Government grants received by certain subsidiary companies amounting to ₹86.42 crores (£ 8.45 million) (₹533.62 crores (£54.91 million)) and ₹148.31 crores (£14.45 million) (₹1,701.89 crores (£178.91 million)) respectively.

9)

Tata Motors Limited at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary (“TML EV Co”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of ₹7,500 crores in TML EV Co over the period of 18 months from the date of completion of the first tranche. Upon incorporation, TML EV Co will execute a deed of adherence and will be inducted as a party to the Agreement.

The Proposed Transaction involves the primary investment of ₹7,500 crores by TPG Rise Climate in TML EV Co (upon its incorporation) in tranches; and issuance and allotment of compulsorily convertible preference shares, having face value of ₹1,000, by TML EV Co to TPG Rise Climate in lieu of such investment.

10)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at six months ended September 30, 2021:

		Quarter ended			Six months ended		Year ended
		September 30	June 30	September 30	September 30		March 31
Sr No	Particulars	2021	2021	2020	2021	2020	2021
		Unaudited			Unaudited		Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/Equity(ii)]	3.17	2.75	2.52	3.17	2.52	2.46
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax + Interest on borrowings)/(Interest on borrowings + Repayment of borrowings)(iii)]	(0.13)	(0.19)	0.08	(0.14)	(0.76)	0.50
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax +Interest on borrowings)/Interest on borrowings]	(0.75)	(0.40)	0.50	(0.58)	(1.15)	1.49
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	904.44	904.44	1,038.84	904.44	1,038.84	904.44
f)	Net worth(iv) (₹ In crores)	44,676.36	51,959.39	50,575.20	44,676.36	50,575.20	55,246.72
g)	Current ratio (number of times) [Current assets / Current liabilities]	0.97	0.94	0.78	0.97	0.78	0.93
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v) / Working capital(vi)]	7.72	8.24	(10.07)	7.72	(10.07)	9.62
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of trade and other receivables(viii)]	0.07%	0.77%	0.04%	0.84%	0.34%	0.63%
j)	Current liability ratio (number of times) [Current Liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.41	0.44	0.45	0.41	0.45	0.47
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.45	0.43	0.41	0.45	0.41	0.40
l)	Debtors turnover (in times) (not annualised) [Revenue from operations (excluding finance revenue) / Average trade receivables]	6.29	5.91	5.94	11.25	8.00	20.61
m)	Inventory turnover (in times) (not annualised) [Raw material consumed (ix)/ Average inventory(x) ]	1.20	1.18	1.07	2.45	1.51	4.30
n)	Operating margin (%) [(Profit/ (loss) before exceptional items and tax + Finance costs (excluding finance costs pertaining to borrowings sourced by vehicle financing segment) + Foreign exchange (gain)/loss (net)+ Depreciation and amortisation expense - Other Income (excluding incentives)) / Revenue from operations]	6.50%	7.36%	10.08%	6.95%	6.65%	11.86%
o)	Net profit margin (%) [Profit/(loss) for the period / Revenue from operations]	(7.19%)	(6.70%)	(0.57%)	(6.94%)	(10.23%)	(5.36%)

NOTES:

i)	Total debt includes non-current and current borrowings.
(ii)	Equity = equity attributable to owners of Tata Motors Ltd
(iii)

Repayment of borrowing includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

(iv)

Net worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

(v)	Long term borrowings (including current portion of long term borrowings)
(vi)	Working capital = current assets - current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings)
(vii)	Bad debts includes written off on trade and other receivables.
(viii)	Average of trade and other receivables includes trade receivables, non-current and current loans and advances, non-current and current other assets.
(ix)	Raw material consumed includes cost of materials consumed, purchase of products for sale and changes in inventories of finished goods, work-in-progress and products for sale.
(x)	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit - raw materials and components.

11)

Previous period figures have been re-grouped/ re-classified wherever necessary, to conform to current period’s classification in order to comply with the requirements of the amended Schedule III to the Companies Act, 2013 effective from April 1, 2021.

12)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and six months ended September 30, 2021.

Tata Motors Limited

GIRISH WAGH
Mumbai, November 01, 2021	Executive Director

News Release – 5	November 1, 2021

Independent Auditors Report (Standalone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the quarter ended 30 September 2021 and the year to date results for the period from 01 April 2021 to 30 September 2021, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation as was audited by the other auditor, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net loss and other comprehensive income and other financial information for the quarter ended 30 September 2021 as well as the year to date results for the period from 01 April 2021 to 30 September 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

Registered Office:
B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	14th Floor, Central Wing, Tower 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400063

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Emphasis of Matter

a)

The re-appointment of the erstwhile CEO and Managing Director for the period 15 February 2021 to 30 June 2021 is subject to approval of the Central Government since the erstwhile CEO and Managing Director was a non-resident. The Company has filed the necessary application and is awaiting approval.

b)

We draw your attention to Note 6 to these financial results, which describes the economic and social consequences/disruption the Company is facing as a result of COVID-19 which is impacting supply chains / consumer demand / financial markets /commodity prices / personnel available for work.

Our opinion is not modified in respect of the above matters.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These standalone quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of respective company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results (continued)

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the Company to express an opinion on the standalone financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in section titled “Other Matter” in this audit report.

We communicate with those charged with governance of the Company and such joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Other Matter

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 8,098.93 crores as at 30 September 2021, total revenue (before consolidation adjustments) of Rs. 3,637.24 crores and Rs. 6,323.85 crores and net profit after tax (before consolidation adjustments) of Rs. 137.67 crores and Rs. 191.32 crores for the quarter ended 30 September 2021 and for the period from 01 April 2021 to 30 September 2021 respectively and net cash outflows (before consolidation adjustments) amounting to Rs. 665.06 crores for the period ended 30 September 2021, as considered in the standalone financial results, which have been audited by their independent auditor. The independent auditors’ report on interim financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Shiraz Vastani
Partner
Place: Pune	Membership No.: 103334
Date: 1 November 2021	UDIN: 21103334AAAABX9013

News Release – 6	November 1, 2021

Standalone Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

									(₹ in crores)
STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2021
			Quarter ended				Six months ended		Year ended
			September 30,		June 30,	September 30,	September 30,	September 30,	March 31,
Particular			2021		2021	2020	2021	2020	2021
			Audited
I	Revenue from operations
	(a)	Revenue		10,890.06	6,507.28	5,531.95	17,397.34	6,951.99	29,769.07
	(b)	Other operating revenue		105.96	69.33	62.65	175.29	106.84	405.96
	Total revenue from operations (a)+(b)			10,996.02	6,576.61	5,594.60	17,572.63	7,058.83	30,175.03
II.	Other income (includes Government incentives)			201.30	124.55	130.27	325.85	222.56	419.99
III.	Total Income (I+II)			11,197.32	6,701.16	5,724.87	17,898.48	7,281.40	30,595.02
IV.	Expenses
	(a)	Cost of materials consumed		7,256.09	4,900.95	3,438.63	12,157.04	4,150.38	19,050.74
	(b)	Purchases of products for sale		1,183.22	898.22	712.56	2,081.44	1,029.10	3,156.80
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(26.29)	(1,059.66)	(279.92)	(1,085.95)	(362.84)	(609.55)
	(d)	Employee benefits expense		886.25	921.56	844.00	1,807.81	1,625.06	3,341.53
	(e)	Finance costs		530.94	563.49	567.35	1,094.43	1,058.69	2,110.83
	(f)	Foreign exchange (gain)/loss (net)		17.79	35.42	(19.21)	53.21	5.65	32.62
	(g)	Depreciation and amortisation expense		432.68	417.88	423.16	850.56	815.88	1,730.71
	(h)	Product development/engineering expenses		116.08	92.37	59.57	208.44	119.59	348.71
	(i)	Other expenses		1,548.94	1,047.48	873.73	2,596.42	1,362.13	4,194.74
	(j)	Amount transferred to capital and other accounts		(209.66)	(200.82)	(194.29)	(410.48)	(370.03)	(794.93)
	Total expenses (IV)			11,736.04	7,616.89	6,425.58	19,352.93	9,433.61	32,562.20
V.	Profit/(loss) before exceptional items and tax (III-IV)			(538.72)	(915.73)	(700.71)	(1,454.45)	(2,152.21)	(1,967.17)
VI.	Exceptional Items
	(a)	Employee separation cost		5.26	1.13	2.61	6.39	2.61	184.19
	(b)	Write off/provision (reversal) for tangible/intangible assets (including under development)		—	—	—	—	—	—
	(c)	Provision/(reversal) for loan given to/investment and cost of closure in subsidiary companies/ joint venture (net)		27.90	26.28	43.75	54.18	92.63	123.36
	(d)	Impairment losses/(reversal) in passenger vehicle business		—	—	—	—	—	—
	(e)	Provision/(reversal) for Onerous Contracts and related supplier claims		—	—	—	—	—	—
	(f)	Others (refer note 8)		—	(2.52)	—	(2.52)	—	—
VII.	Profit/(loss) before tax from continuing operations (V-VI)			(571.88)	(940.62)	(747.07)	(1,512.50)	(2,247.45)	(2,274.72)
VIII.	Tax expense/(credit) (net) of continuing operations
	(a)	Currrent tax		12.94	4.70	—	17.64	—	20.16
	(b)	Deferred tax		(9.14)	(3.90)	(18.88)	(13.04)	(27.75)	0.56
	Total tax expense (net)			3.80	0.80	(18.88)	4.60	(27.75)	20.72
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)			(575.68)	(941.42)	(728.19)	(1,517.10)	(2,219.70)	(2,295.44)
X.	Profit/(loss) before tax for the period from discontinued operations			(68.73)	(373.53)	(464.98)	(442.26)	(1,154.86)	(37.85)
XI.	Tax expense/(credit) (net) of discontinued operations
	(a)	Currrent tax		14.92	5.79	19.28	20.71	28.53	62.15
	(b)	Deferred tax		—	—	—	—	—	—
	Total tax expense			14.92	5.79	19.28	20.71	28.53	62.15
XII.	Profit/(loss) for the period after tax from discontinued operations (X-XI)			(83.65)	(379.32)	(484.26)	(462.97)	(1,183.39)	(100.00)
XIII.	Profit/(loss) for the period (IX+XII)			(659.33)	(1,320.74)	(1,212.45)	(1,980.07)	(3,403.09)	(2,395.44)
XIV.	Other comprehensive income/(loss):
	(A)	(i) Items that will not be reclassified to profit and loss		137.98	171.58	15.47	309.56	41.73	342.22
		(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		(21.77)	(14.06)	(3.35)	(35.83)	(0.86)	(8.60)
	(B)	(i) Items that will be reclassified to profit and loss		9.54	(31.87)	90.65	(22.33)	102.42	168.12
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(3.35)	11.15	(31.68)	7.80	(35.80)	(58.75)
	Total other comprehensive income/(loss)			122.40	136.80	71.09	259.20	107.49	442.99
XV.	Total comprehensive income/(loss) for the period (IX+X)			(536.93)	(1,183.94)	(1,141.36)	(1,720.87)	(3,295.60)	(1,952.45)
XVI.	Paid-up equity share capital (face value of ₹ 2 each)			765.81	765.81	719.54	765.81	719.54	765.81
XVII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)								18,290.16
XVIII.	Earnings/(loss) per share (EPS)
	Earnings/(loss) per share from continuing operations (EPS)
	(a)	Ordinary shares (face value of ₹ 2 each) :
		(i) Basic	₹	(1.50)	(2.46)	(2.02)	(3.96)	(6.17)	(6.31)
		(ii) Diluted	₹	(1.50)	(2.46)	(2.02)	(3.96)	(6.17)	(6.31)
	(b)	‘A’ Ordinary shares (face value of ₹2 each)
		(i) Basic	₹	(1.50)	(2.46)	(2.02)	(3.96)	(6.17)	(6.31)
		(ii) Diluted	₹	(1.50)	(2.46)	(2.02)	(3.96)	(6.17)	(6.31)

	Earnings/(loss) per share from discontinued operations (EPS)
	(a)	Ordinary shares (face value of ₹ 2 each) :
		(i) Basic	₹	(0.22)	(0.99)	(1.35)	(1.21)	(3.29)	(0.28)
		(ii) Diluted	₹	(0.22)	(0.99)	(1.35)	(1.21)	(3.29)	(0.28)
	(b)	‘A’ Ordinary shares (face value of ₹2 each)
		(i) Basic	₹	(0.22)	(0.99)	(1.35)	(1.21)	(3.29)	(0.28)
		(ii) Diluted	₹	(0.22)	(0.99)	(1.35)	(1.21)	(3.29)	(0.28)

	Earnings/(loss) per share from continuing and discontinued operations (EPS)
	(a)	Ordinary shares (face value of ₹ 2 each) :
		(i) Basic	₹	(1.72)	(3.45)	(3.37)	(5.17)	(9.46)	(6.59)
		(ii) Diluted	₹	(1.72)	(3.45)	(3.37)	(5.17)	(9.46)	(6.59)
	(b)	‘A’ Ordinary shares (face value of ₹2 each)
		(i) Basic	₹	(1.72)	(3.45)	(3.37)	(5.17)	(9.46)	(6.59)
		(ii) Diluted	₹	(1.72)	(3.45)	(3.37)	(5.17)	(9.46)	(6.59)
				Not annualised

Statement of Standalone Assets and Liabilities

(₹ in crores)
				As at September 30,	As at March 31,
				2021	2021
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	12,991.16	19,153.47
		(b)	Capital work-in-progress	561.84	1,400.82
		(c)	Right to use assets	381.17	768.59
		(d)	Goodwill	99.09	99.09
		(e)	Other intangible assets	2,285.10	6,401.95
		(f)	Intangible assets under development	776.20	1,605.64
		(g)	Investments in subsidiaries, joint ventures and associates	15,172.17	15,147.26
		(h)	Financial assets
			(i) Investments	1,325.77	967.65
			(ii) Loans and advances	52.79	72.39
			(iii) Other financial assets	2,555.61	1,899.20
		(i)	Non-current tax assets (net)	768.65	715.31
		(j)	Other non-current assets	937.42	973.70

				37,906.97	49,205.07

	(2)	Current assets
		(a)	Inventories	4,620.80	4,551.71
		(b)	Financial assets
			(i) Investments	4,997.50	1,578.26
			(ii) Trade receivables	2,502.24	2,087.51
			(iii) Cash and cash equivalents	1,580.87	2,365.54
			(iv) Bank balances other than (iii) above	177.30	1,953.40
			(v) Loans and advances	156.63	184.49
			(vi) Other financial assets	1,272.57	1,745.99
		(c)	Assets classified as held for sale	13,672.01	220.80
		(d)	Other current assets	1,491.12	1,166.89

				30,471.04	15,854.59

			TOTAL ASSETS	68,378.01	65,059.66

II.	EQUITY AND LIABILITIES
	Equity
		(a)	Equity share capital	765.81	765.81
		(b)	Other equity	16,574.23	18,290.16

				17,340.04	19,055.97

	Liabilities
	(1)	Non-current liabilities
		(a)	Financial liabilities
			(i) Borrowings	16,263.22	16,326.77
			(ii) Lease liabilities	255.37	593.74
			(iii) Other financial liabilities	635.33	659.64
		(b)	Provisions	1,325.77	1,371.94
		(c)	Deferred tax liabilities (net)	281.48	266.50
		(d)	Other non-current liabilities	531.01	533.55

				19,292.18	19,752.14

	(2)	Current liabilities
		(a)	Financial liabilities
			(i) Borrowings	10,107.73	5,421.95
			(ii) Lease liabilities	62.15	96.47
			(iii) Trade payables
			(a) Total outstanding dues of micro and small enterprises	171.42	167.23
			(b) Total outstanding dues of creditors other than micro and small enterprises	6,138.88	7,947.78
			(iv) Acceptances	4,864.57	7,873.12
			(v) Other financial liabilities	1,186.17	1,376.12
		(b)	Provisions	738.34	1,043.54
		(c)	Current tax liabilities (net)	68.02	37.84
		(d)	Liabilities directly associated with Assets Classified as Held For Sale	6,624.37	—
		(e)	Other current liabilities	1,784.15	2,287.50

				31,745.79	26,251.55

			TOTAL EQUITY AND LIABILITIES	68,378.01	65,059.66

Statement of Standalone Cash Flows

(₹ in crores)
		Six months ended
		September 30,	September 30,
		2021	2020
		Audited
I	Cash flows from operating activities:
	Loss for the period from continuing operations	(1,517.10)	(2,219.70)
	Loss for the period from discontinued operations	(462.97)	(1,183.39)

	Adjustments for:
	Depreciation and amortisation expense	1,756.05	1,769.81
	Allowances/(reversal) for trade and other receivables	2.34	28.16
	Inventory write down/(reversal) (net)	(2.82)	41.49
	Profit on sale of assets (net) (including assets scrapped / written off)	(40.29)	(4.59)
	Profit on sale of investments at FVTPL (net)	(32.66)	(25.23)
	Marked-to-market loss/(gain) on investments measured at Fair value through profit and loss	(15.12)	(14.06)
	Share-based payments	4.94	4.26
	Provision for loan given to/investment in subsidiary companies	54.18	92.63
	Tax expense (net)	25.31	0.78
	Finance costs	1,211.36	1,187.47
	Interest income	(183.98)	(82.00)
	Dividend income	(55.07)	(20.45)
	Foreign exchange (gain)/loss (net)	172.05	(52.95)

		2,896.29	2,925.32

	Cash flows from operating activities before changes in following assets and liabilities	916.22	(477.77)

	Trade receivables	(67.03)	150.81
	Loans and advances and other financial assets	(427.20)	(78.18)
	Other current and non-current assets	(318.83)	40.38
	Inventories	(1,712.35)	(47.26)
	Trade payables and acceptances	(852.13)	(80.50)
	Other current and non-current liabilities	180.07	40.08
	Other financial liabilities	(56.57)	(82.12)
	Provisions	(72.60)	9.64

	Cash used in operations	(2,410.42)	(524.92)
	Income tax refund/(paid) (net)	(61.55)	6.48

	Net cash used in operating activities	(2,471.97)	(518.44)

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(590.71)	(427.92)
	Payments for other intangible assets	(259.72)	(426.53)
	Proceeds from sale of property, plant and equipments	53.39	7.51
	Investments in Mutual Fund (purchased)/sold (net)	(3,371.45)	(2,502.97)
	Investments in subsidiary companies	—	(0.02)
	Loan given to subsidiary companies/payment for costs of closure in subsidiary companies	(51.10)	(3.23)
	Advance towards investments in subsidiary companies	(51.79)	—
	Proceeds from disposal of defence business	234.09	—
	Deposits/restricted deposits with financial institution	(100.00)	—
	Realisation of deposits with financial institution	497.50	750.00
	Increase in short term inter corporate deposit (net)	(25.00)	(48.75)
	Deposits/restricted deposits with banks	(405.58)	(307.66)
	Realisation of deposits/restricted deposits with banks	2,108.08	1,588.03
	Interest received	170.63	93.84
	Dividend received	54.14	20.45

	Net cash used in investing activities	(1,737.52)	(1,257.25)

III	Cash flows from financing activities

	Proceeds from long-term borrowings (net of issue expenses)	1,500.00	4,062.61
	Repayment of long-term borrowings	(1,488.05)	(3,061.32)
	Proceeds/(payment) from Option Settlement of long term borrowings	(48.54)	82.93
	Proceeds from short-term borrowings	5,137.27	3,870.94
	Repayment of short-term borrowings	(1,352.99)	(3,077.41)
	Net change in other short-term borrowings (with maturity up to three months)	859.16	(359.77)
	Repayment of lease liabilities (including interest)	(83.90)	(105.24)
	Dividend paid (including transferred to IEPF)	(1.53)	—
	Interest paid [including discounting charges paid, ₹223.25 crores (September 30, 2020 ₹147.52 crores)	(1,103.71)	(1,190.95)

	Net cash from financing activities	3,417.71	221.79

	Net increase/(decrease) in cash and cash equivalents	(791.78)	(1,553.90)

	Cash and cash equivalents at the beginning of the period/year	2,365.54	2,145.30
	Effect of foreign exchange on cash and cash equivalents	7.11	2.55

	Cash and cash equivalents at the end of the period/year	1,580.87	593.95

	Non-cash transactions:
	Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	354.91	347.92

	Increase / (decrease) in liabilities arising from financing activities on account of non-cash transactions :
	Exchange differences	96.66	(145.51)
	Amortisation / effective interest rate adjustments of borrowings	57.02	97.28

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

(₹ in crores)
		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
Particulars		2021	2021	2020	2021	2020	2021
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	10,947.21	6,542.37	5,554.38	17,489.57	6,992.34	29,899.06
II.	Corporate/Unallocable	48.82	34.25	40.21	83.06	66.49	275.97

	Total Segment Revenue	10,996.02	6,576.61	5,594.59	17,572.63	7,058.83	30,175.03
	Less: Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	10,996.02	6,576.61	5,594.59	17,572.63	7,058.83	30,175.03

	Revenue from discoutinued operation (Passenger Vehicles)	7,442.54	5,327.57	4,073.51	12,770.11	5,296.14	16,856.43
B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax for continued operations:
I.	Commercial Vehicles	(99.71)	(374.01)	(209.21)	(473.72)	(1,136.95)	18.38
II.	Corporate/Unallocable	(45.71)	(43.44)	(21.88)	(89.15)	(72.64)	(89.23)

	Total Segment results	(145.42)	(417.45)	(231.09)	(562.87)	(1,209.59)	(70.85)
	Less: Inter segment eliminations	—	—	—	—	—	—

	Net Segment results	(145.42)	(417.45)	(231.09)	(562.87)	(1,209.59)	(70.85)
	Add/(Less) : Other income (excluding incentives)	155.43	100.63	78.52	256.06	121.72	247.13
	Add/(Less) : Finance costs	(530.94)	(563.49)	(567.35)	(1,094.43)	(1,058.69)	(2,110.83)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(17.79)	(35.42)	19.21	(53.21)	(5.65)	(32.62)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(1.02)	1.39	(2.61)	0.37	(2.61)	(159.21)
	-Corporate/Unallocable	(32.14)	(26.28)	(43.75)	(58.42)	(92.63)	(148.34)

	Profit/(loss) before tax from continuing operations	(571.88)	(940.62)	(747.07)	(1,512.50)	(2,247.44)	(2,274.72)
	Profit/(loss) before tax from discontinued operations (Passenger Vehicles)	(68.73)	(373.53)	(464.98)	(442.26)	(1,154.86)	(37.85)

	Total profit/(loss) before tax	(640.61)	(1,314.15)	(1,212.05)	(1,954.76)	(3,402.31)	(2,312.57)

			As at June 30,		As at September 30,		As at March 31,
			2021		2021	2020	2021
C.	Segment Assets		Audited		Audited
I.	Commercial Vehicles		23,828.58		23,539.32	21,563.94	22,478.62
II.	Passenger Vehicles		17,958.50		4,953.74	16,144.36	16,669.73
III.	Corporate/Unallocable		23,602.86		26,212.94	22,586.42	25,690.51

	-Total		65,389.94		54,706.00	60,294.72	64,838.86
IV.	Assets classified as held for sale (Passenger Vehicles)		—		13,672.01	199.97	220.80

	Total Assets		65,389.94		68,378.01	60,494.69	65,059.66

D.	Segment Liabilities
I.	Commercial Vehicles		11,829.65		14,383.51	10,995.48	16,296.11
II.	Passenger Vehicles		5,972.82		1,436.54	5,375.67	5,725.94
III.	Corporate/Unallocable		29,713.20		28,593.55	29,027.23	23,981.64

	-Total		47,515.67		44,413.60	45,398.38	46,003.69
	Liabilities directly associated with Assets Classified as Held For Sale (Passenger Vehicles)		—		6,624.37	—	—

	Total Liabilities		47,515.67		51,037.97	45,398.38	46,003.69

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on November 1, 2021.

2)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

(₹ in crores)
		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
Particulars		2021	2021	2020	2021	2020	2021
1	Revenue from operations	10,833.99	6,445.40	5,514.83	17,279.39	6,929.71	29,821.77
2	Profit/(loss) before tax from continuing operations	(621.26)	(914.03)	(748.99)	(1,535.30)	(2,216.14)	(2,414.00)
3	Profit/(loss) after tax from continuing operations	(596.10)	(911.16)	(714.13)	(1,507.27)	(2,179.06)	(2,348.72)
4	Profit/(loss) before tax from discontinued operations	(188.16)	(373.39)	(571.12)	(561.54)	(1,342.43)	(338.35)
5	Profit/(loss) after tax from discontinued operations	(188.16)	(373.39)	(571.12)	(561.54)	(1,342.43)	(338.35)

3)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at six months ended September 30, 2021:

		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
Sr No	Particulars	2021	2021	2020	2021	2020	2021
		Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/ Equity(ii)]	1.52	1.56	1.78	1.52	1.78	1.14
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings(iii))]	(0.03)	0.09	(0.04)	0.23	(0.30)	(0.01)
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/Interest on Borrowings]	(0.18)	(0.88)	(0.27)	(0.54)	(1.08)	(0.04)
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	904.44	904.44	1038.84	904.44	1,038.84	904.44
f)	Net worth (₹ In crores)(iv)	17,340.04	17,874.27	15,096.31	17,340.04	15,096.31	19,055.97
g)	Current ratio (number of times) [Current assets (excluding Assets classified as held for sale) / Current liabilities (excluding Liabilities directly associated with Assets Classified as Held For Sale]	0.67	0.59	0.49	0.67	0.49	0.60
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v)/Working capital(vi)]	(3.78)	(2.31)	(2.21)	(3.78)	(2.21)	(2.61)
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and other Receivables(viii)]	0.01%	0.99%	0.01%	1.01%	1.42%	2.40%
j)	Current liability ratio (number of times) [Current liabilities (excluding current maturities of Iong term debt, interest accrued on borrowings and Liabilities directly associated with Assets Classified as Held For Sales) / (Total liabilities)]	0.43	0.52	0.47	0.43	0.47	0.50
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.39	0.43	0.44	0.39	0.44	0.33
l)	Debtors turnover (number of times) (not annualised) [Revenue from operations / Average Trade receivables]	4.69	3.08	3.08	7.66	3.72	14.84
m)	Inventory turnover (number of times) (not annualised) [Raw material consumed(ix) / average inventory(x)]	1.52	0.86	1.02	2.87	1.26	5.15
n)	Operating margin (%) [(Profit/(loss) before tax from continuing operations +/(-) Exceptional Items + Net Finance Charges + Depreciation and amortisation - Other Income (excluding incentives)) / Revenue from operations]	2.61%	0.01%	3.43%	1.64%	(5.58%)	5.50%
o)	Net profit margin (%) [Net profit after tax / Revenue from operations]	(6.00%)	(20.08%)	(21.67%)	(11.27%)	(48.21%)	(7.94%)
p)	Asset cover ratio (number of times)[1] [Secured Assets(xi) / Secured Borrowings(xii)]	1.34	1.35	1.29	1.34	1.29	1.26

1	As at September 30, 2021

8.80% non-convertible debentures of face value of ₹1000 crores are secured by creating a pari passu charge on certain tangible fixed assets, right of use assets, capital work-in-progress and fixed deposits.

Notes:

i	Total debts includes non current and current borrowings
ii	Equity = Equity share capital + Other equity
iii

Repayment of borrowings includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

iv

Net Worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

v	Long term borrowings (including current portion of long term borrowings).
vi

Working capital = Current assets (excluding Assets classified as held for sale) - Current liabilities (excluding current maturities of Iong term debt, interest accrued on borrowings and liabilities directly associated with assets classified as held for sale).

vii	Bad debts includes written off on trade and other receivables.
viii	Trade and other receivables includes Trade receivables, current and non-current Loans and advances and other current and non-current assets.
ix	Raw material consumed includes Cost of materials consumed, Purchases of products for sale and Changes in inventories of finished goods, work-in-progress and products for sale.
x	Inventory includes Raw materials and components, Work-in-progress, Finished goods, Stores and spare parts, Consumable tools and Goods-in-transit - Raw materials and components.
xi	Secured assets include written down value of secured assets and fixed deposits under lien.
xii	Secured borrowings include 8.80% non-convertible debentures and term loans from financial institutions.

4)

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹150 per Ordinary Share aggregating to ₹3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹150 per Warrant (‘Warrant Price’), aggregating to ₹3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s) by June 2021. The Company has fully utilised the amount of ₹3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries. During the quarter and year ended March 31, 2021, on exercise of options by Tata Sons Private Limited and on receipt of the balance subscription money of ₹2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares, that were issued during the year ended March 31, 2020. As at September 30, 2021 the Company has utilised amount of ₹2,100.00 crores towards repayment of debt, and other general corporate purposes of the Company.

5)

The Board of Directors has, at its meeting held on July 31, 2020, approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited and Tata Motors Passenger Vehicles Limited (formerly known as TML Business Analytics Services Limited) (Transferee Company) for:

(a)

Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company for a lump sum consideration of ₹9,417.00 crores through issuance of equity shares; and

(b)

Reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of ₹11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

The Scheme of Arrangement has been approved by the National Company Law Tribunal, Mumbai Bench on August 24, 2021. The Company is in the process of getting all other necessary regulatory approvals.

The results of PV undertaking along with joint operation Fiat India Automobiles Private Limited (FIAPL) has been disclosed as discontinued operations. Post transfer of PV undertaking, the arrangement with FIAPL will be considered as Joint Venture of the Company. The comparative statement of profit and loss has been presented as if this operation was discontinued in the prior periods as well.

The Company has stopped depreciation from the date of receipt of NCLT order. Accordingly Depreciation and Amortisation of ₹211.10 crores is not provided from August 25, 2021 to September 30, 2021.

6)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies) and consumer demand. More recently, the next wave of the pandemic has impacted India and other countries. The Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from Covid-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of Covid-19 on the above mentioned financial results captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

7)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

8)

During the six months ended September 30, 2021 the Company has completed the sale of certain assets related to defence business to Tata Advanced Systems Limited (TASL) for sale consideration of ₹234.09 crores against the Net Assets of ₹231.57 crores resulting in a gain of ₹2.52 crores recorded as an exceptional item in Statement of Profit and Loss.

9)

Tata Motors Limited at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary (“TML EV Co”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of ₹7,500 crores in TML EV Co over the period of 18 months from the date of completion of the first tranche. Upon incorporation, TML EV Co will execute a deed of adherence and will be inducted as a party to the Agreement.

The Proposed Transaction involves the primary investment of ₹7,500 crores by TPG Rise Climate in TML EV Co (upon its incorporation) in tranches; and issuance and allotment of compulsorily convertible preference shares, having face value of ₹1,000, by TML EV Co to TPG Rise Climate in lieu of such investment.

10)

Previous period figures have been re-grouped/ re-classified wherever necessary, to conform to current period’s classification in order to comply with the requirements of the amended Schedule III to the Companies Act, 2013 effective from April 1, 2021.

11)	The Statutory Auditors have carried an audit of the above results for the quarter and six months ended September 30, 2021 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Mumbai, November 01, 2021	Executive Director

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Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.